                                                              October 17, 2006

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Moran, Branch Chief

RE:  AKEENA SOLAR INC.
     ITEM 4.01 FORM 8-K FILED AUGUST 14, 2006
     AS AMENDED ON AUGUST 28, 2006 AND SEPTEMBER 6, 2006
     FILE NO. 333-130906
     -------------------

Dear Mr. Moran:

     We are securities counsel to Akeena Solar, Inc. (the "Company") and as such we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated October 11, 2006, in response to the filing of our Form 8-K, as amended. Our responses are numbered to correspond to your comments and are filed in conjunction with our Form 8-K/A, which amends our
Form 8-K filed on August 14, 2006, as amended on August 28, 2006 and September
6, 2006.

1.   YOUR AMENDMENT FILED ON SEPTEMBER 6, 2006 STATED THAT YOUR FORMER AUDITORS
     WOULD BE DISMISSED AT A FUTURE DATE. PLEASE FILE AN AMENDMENT DISCLOSING
     THE DATE THAT DALE MATHESON CARR-HILTON LABONTE CEASED TO ACT AS YOUR
     PRINCIPAL ACCOUNTANT. IF THIS DATE HAS NOT YET PASSED PLEASE ADVISE US OF
     THAT FACT. THE AMENDMENT SHOULD INCLUDE UPDATED DISCLOSURE STATING, IF
     TRUE, THAT THERE WERE NO DISAGREEMENTS THROUGH THE FINAL DATE OF DISMISSAL.
     THE AMENDMENT SHOULD ALSO INCLUDE AN UPDATED LETTER FROM THE FORMER
     ACCOUNTANTS CONFIRMING THAT THERE WERE NO DISAGREEMENTS OR REPORTABLE
     EVENTS THROUGH THE LAST DAY THEY ACTED AS YOUR PRINCIPAL ACCOUNTANT.

     The Staff's comment is duly noted and the language has been clarified. Dale
Matheson Carr-Hilton LaBonte has completed all work, and is no longer acting as the Company's principal accountant. As stated in the September 6, 2006 amendment to the Form 8-K, Dale Matheson Carr-Hilton LaBonte was dismissed as the
Company's independent auditors, and Marcum & Kliegman, LLP was retained as the
Company's

Securities and Exchange Commission
Division of Corporate Finance

new independent auditors, effective on the date that the Company's Quarterly
Report on Form 10-QSB for the quarter ended July 31, 2006 was filed with the
Commission, which was September 18, 2006.

                                     CLOSING

     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact the undersigned at (212) 659-4988.

                                                  Sincerely,

                                                  /s/ Benjamin Reichel
                                                  --------------------
                                                  Benjamin Reichel